UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-33378

DISCOVER FINANCIAL SERVICES

(Exact name of registrant as specified in its charter)

c/o Capital One Financial Corporation

1680 Capital One Drive

McLean, Virginia

(703) 720-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share: Zero.

EXPLANATORY NOTE

On February 19, 2024, Discover Financial Services (“Discover”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Capital One Financial Corporation (“Capital One”) and Vega Merger Sub, Inc., a direct, wholly owned subsidiary of Capital One (“Merger Sub”). On May 18, 2025, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Discover, with Discover continuing as the surviving corporation (the “First Step Merger”). At the effective time of the First Step Merger (“Effective Time”), each share of the common stock, par value $0.01 per share, of Discover issued and outstanding immediately prior to the Effective Time, other than certain shares held by Capital One or Discover, was converted into the right to receive 1.0192 shares of common stock, par value $0.01 per share, of Capital One. Immediately following the First Step Merger, Discover merged with and into Capital One, with Capital One continuing as the surviving corporation. Accordingly, there are no holders of record of the securities covered by this Form 15.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Capital One Financial Corporation, as successor by merger to Discover Financial Services, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Capital One Financial Corporation As successor by merger to Discover Financial Services

Date: May 29, 2025	By:	/s/ Matthew W. Cooper
Matthew W. Cooper
General Counsel and Corporate Secretary